Exhibit 11

MATERION CORPORATION AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

	Third Quarter Ended		Nine Months Ended
	Sept. 28,	Sept. 30,	Sept. 28,	Sept. 30,
	2012	2011	2012	2011
Basic:
Average shares outstanding	20,432,000	20,377,000	20,434,000	20,385,000

Net income	$8,114,000	$13,527,000	$22,161,000	$39,217,000
Per share amount	$0.40	$0.66	$1.08	$1.92

Diluted:
Average shares outstanding	20,432,000	20,377,000	20,434,000	20,385,000
Dilutive stock securities based on the treasury stock method using average market price	265,000	372,000	205,000	407,000

Totals	20,697,000	20,749,000	20,639,000	20,792,000

Net income	$8,114,000	$13,527,000	$22,161,000	$39,217,000
Per share amount	$0.39	$0.65	$1.07	$1.89